

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail

Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

> **Re:** **Jos. A. Bank Clothiers, Inc.**
> **Schedule TO**
> **Filed February 19, 2014, amended February 24, 2014**
> **File No. 005-55471**

Dear Mr. Schnell:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Purpose of the Offer, page 3

1.   Please revise this section to describe the effect of the Men's Wearhouse Tender Offer on the purpose of this offer, if any.

Conditions of the Tender Offer, page 12

2.   Refer to the first condition. The disclosure states that you may terminate the offer if the Eddie Bauer Acquisition "has not been consummated substantially on the terms" described in the offer "or the Purchase Agreement has been terminated." Please revise the condition to make it more descriptive such that investors could determine whether the condition may have been triggered.

3.   Refer to the first full condition on page 13. Revise your offer document to describe the "contemplated benefits of the offer to" you.

4.   On a related note to the same condition and to comment 2 above, revise your disclosure to describe how you will determine that the events described in the condition will be "material to holders of the shares in deciding whether to tender in the Offer."

5.   Refer to the first condition on page 14. Given the increase in the offer price made by Men's Wearhouse and your reference to the Men's Wearhouse Tender Offer "as in effect on the date of commencement of the Offer," please disclose whether the condition has been triggered.

Recent Developments, page 15

6.   Please revise the second paragraph on page 16 to define "change of control" instead of referring security holders to read the Purchase Agreement for such definition.

7.   Refer to the section entitled "Standstill and Stockholder Agreement." Revise this section to name the "controlled affiliates and certain other related parties" that are subject to the agreement and to describe the relationship between the company and Golden Gate Capital, whom you previously referenced as being a financing source for your offer to acquire Men's Wearhouse (September and October 2013).

8.   On a related note, revise this section to describe the effect of the standstill agreement on Golden Gate Capital's ability to tender any shares it currently holds in the company into the Men's Wearhouse Tender Offer.

9.   Refer to the section entitled "About Eddie Bauer." Please provide pro forma financial information that reflects the acquisition of Eddie Bauer such that security holders may determine whether to tender into the offer or continue holding shares of the combined company.

Interests of Directors and Executive Officers, page 24

10.   Please tell us, with a view toward revised disclosure, why your disclosure in this section is as of January 28, 2014 and not a date closer to your commencement date.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions